UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-86012

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006 and for the year ended December 31, 2007 with Report of Independent Registered Public Accounting Firm

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006 and for the year ended December 31, 2007

Table of Contents

Report of Independent Registered Public Accounting Firm

To the AmerisourceBergen Corporation Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 27, 2008

AmerisourceBergen Employee Investment Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2007	2006
Assets
Investments
Registered investment companies	$257,837,598	$225,158,612
Common collective trust fund, at fair value	75,103,237	79,671,401
Common stock funds	40,347,138	41,530,288
Participant loans	8,661,698	8,110,401

Total investments	381,949,671	354,470,702

Receivables
Unsettled trades	37,348	—
Participant contributions	879,018	719,354
Employer contributions	752,771	4,941,058

Total receivables	1,669,137	5,660,412

Net assets available for benefits at fair value	383,618,808	360,131,114
Adjustment from fair value to contract value for interest in common collective trust relating to fully-benefit responsive investment contracts	569,406	955,268

Net assets available for benefits	$384,188,214	$361,086,382

See notes to financial statements.

AmerisourceBergen Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$18,335,361
Net appreciation in fair value of investments	3,463,128

21,798,489

Contributions:
Participant	25,910,190
Employer	13,549,416
Rollover	3,407,391

42,866,997

Transfers in from merged plans	6,192,172

Total additions	70,857,658

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	47,591,295
Administrative expenses	164,531

Total deductions	47,755,826

Net increase	23,101,832
Net assets available for plan benefits:
Beginning of year	361,086,382

End of year	$384,188,214

See notes to financial statements.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the AmerisourceBergen Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the “Company”), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants are entitled to contribute 1% to 25% of their pretax annual compensation, as defined in the Plan, to the extent that the contributions comply with Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans. The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Additional amounts may be contributed to each participating employee’s account for those employees currently employed by the Company on the last day of the last pay period of the Plan year, at the discretion of the Company. The Company elected to make a discretionary contribution of $4,380,106 for the 2006 Plan year. This contribution payment was made by the Company to the Plan in February 2007. No discretionary contributions were made for the 2007 Plan year.

Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

Transfers In From Merged Plans

During 2007, assets of $2,342,153; $1,886,361; $1,204,355 and $759,303 were transferred in from the Xcenda, LLC Profit Sharing Plan and Trust; the IGG of America, Inc. 401(k) Profit Sharing Plan & Trust; the Health Advocates, Inc. 401(k) Plan; and the PharMerica Long-Term Care, Inc. 401(k) Profit Sharing Plan, respectively.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon.

In addition, participants are immediately vested in their Company matching contributions, and actual earnings or losses thereon. The vesting of the Company discretionary contribution, if any, is based on a graded schedule as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last 12 months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed 10 years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at the Prime Rate (as determined by the Administrator as of the date the loan is processed) plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2007, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5% to 10.5%.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Payment of Benefits

Upon termination of service, death, disability or retirement, the vested portion of a participant’s account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). In addition, hardship withdrawals are permitted if certain criteria are met.

Forfeited Accounts

If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. During the year ended December 31, 2007, employer matching contributions were reduced by $30,027 from forfeited nonvested accounts. Forfeited nonvested accounts totaled $197,564 and $10,974 at December 31, 2007 and 2006, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the Common Collective Trust Fund is valued based on information reported by the investment advisor using the audited financial statements of the Common Collective Trust Fund at year-end. The AmerisourceBergen Common Stock Fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, Fidelity Managed Income Portfolio II Class II. As required by FSP AAG INV-1, the statements of net assets available for benefits present the fair value of the plan’s holdings of Fidelity Managed Income Portfolio II Class II as of December 31, 2007 and 2006, and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II Class II is based on information reported by the issuer of the common collective trust at year-end. The contract value of Fidelity Managed Income Portfolio II Class II represents contributions plus earnings, less participant withdrawals and administrative expenses.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are recorded as a component of dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity Management Trust Company (“Fidelity”). Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The plan held investments in AmerisourceBergen common stock with a fair value of $39,377,856 and $41,530,288 as of December 31, 2007 and 2006, respectively. Dividends of approximately $201,022 were received during the year ended December 31, 2007.

The plan held investments in PharMerica common stock with a fair value of $969,282 as of December 31, 2007.

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Legg Mason Value Trust Fund, Inc. – Financial Intermediary Class	$39,456,227	$48,691,449
Fidelity Growth Company Fund	29,117,965	21,460,986
Fidelity Diversified International Fund	39,075,128	32,120,232
Fidelity Freedom 2020 Fund	23,090,388	21,542,139
Fidelity Managed Income Portfolio II Class II (stated at contract value)	75,672,643	80,626,669
AmerisourceBergen Common Stock Fund	39,377,856	41,530,288
Allianz NFJ Dividend Value Fund – Institutional Class*	19,733,859	—

*	During 2007, the Plan made available the Allianz NFJ Dividend Value Fund – Institutional Class.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$2,337,343
Common stock funds	1,125,785

$3,463,128

NOTE 5 – TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated May 5, 2008, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$384,188,214	$361,086,382
Adjustment from contract value to fair value for interest in common collective trust relating to fully-benefit responsive investment contracts	(569,406)	(955,268)
Participant loans deemed distributed	(88,668)	(87,461)

Net assets available for benefits per Form 5500	$383,530,140	$360,043,653

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2007

Benefits paid to participants per the financial statements	$47,591,295
Add: Amounts allocated on Form 5500 to deemed distributions of participant loans	32,134
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(30,927)

Benefits paid to participants per Form 5500	$47,592,502

Schedule 1

AmerisourceBergen Employee Investment Plan

EIN: 23-2353106 Plan: 010

Schedule H, line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Diversified International Fund	Registered Investment Company	$39,075,128
*	Fidelity Growth Company Fund	Registered Investment Company	29,117,965
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	10,286,995
*	Fidelity Freedom Income Fund	Registered Investment Company	955,549
*	Fidelity Freedom 2000 Fund	Registered Investment Company	731,751
*	Fidelity Freedom 2005 Fund	Registered Investment Company	149,036
*	Fidelity Freedom 2010 Fund	Registered Investment Company	6,417,624
*	Fidelity Freedom 2015 Fund	Registered Investment Company	1,802,611
*	Fidelity Freedom 2020 Fund	Registered Investment Company	23,090,388
*	Fidelity Freedom 2025 Fund	Registered Investment Company	2,319,752
*	Fidelity Freedom 2030 Fund	Registered Investment Company	9,092,135
*	Fidelity Freedom 2035 Fund	Registered Investment Company	2,917,192
*	Fidelity Freedom 2040 Fund	Registered Investment Company	6,785,331
*	Fidelity Freedom 2045 Fund	Registered Investment Company	1,370,784
*	Fidelity Freedom 2050 Fund	Registered Investment Company	374,671
*	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	18,639,051
	Allianz NFJ Dividend Value Fund - Institutional Class	Registered Investment Company	19,733,859
	Legg Mason Value Trust, Inc. - Financial Intermediary Class	Registered Investment Company	39,456,227
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio - Class P	Registered Investment Company	5,672,021
	Munder Mid-Cap Core Growth Fund - Class Y	Registered Investment Company	14,338,154
	PIMCO Total Return Fund - Institutional Class	Registered Investment Company	15,993,789
	RS Value Fund - Class A Shares	Registered Investment Company	8,444,455
	TCW Value Opportunities Fund - Class I	Registered Investment Company	1,073,130
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	75,103,237
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	39,377,856
	Pharmerica Common Stock Fund	Common Stock Fund	969,282
*	Participant Loans	Interest rates from 5.00% to 10.50%	8,661,698

Total			$381,949,671

*	Party in Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment Plan

By:	/s/ Jeanne B. Fisher
Jeanne B. Fisher Senior Vice President, Human Resources AmerisourceBergen Corporation

June 27, 2008